Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

East West Bancorp, Inc.:

We consent to the use of our reports, dated February 28, 2013, in Amendment No. 1 to the Registration Statement No. 333-191921 of East West Bancorp, Inc. on Form S-4 with respect to the consolidated balance sheets of East West Bancorp, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Los Angeles, California

November 8, 2013